

June 11, 2025

Jacob Marinka
Chief Executive Officer
Arbe Robotics Ltd.
107 HaHashmonaim Street
Tel Aviv-Yafo, Israel

> **Re: Arbe Robotics Ltd.**
> **Registration Statement on Form F-3**
> **Filed June 5, 2025**
> **File No. 333-287805**

Dear Jacob Marinka:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham at 202-551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jonathan Deblinger